UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Triangle Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

89600B102

(CUSIP Number)

Kenneth A. Hersh NGP Natural Resources X, L.P. 125 E. John Carpenter Freeway, Suite 600 Irving, Texas 75062 (972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP No. 89600B102	Page 2 of 15 Pages

1	Name of Reporting Person NGP Triangle Holdings, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,814,685 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,814,685 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 8,814,685 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Includes 8,814,685 shares of common stock (“Common Stock”) of Triangle Petroleum Corporation (“Triangle”) issuable upon conversion of convertible promissory notes (the “Convertible Notes”) with an initial aggregate principal amount of $120,000,000. The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $8.00 per share. According to the terms of the Convertible Notes, the Convertible Notes are not convertible prior to the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes. Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. Following such annual meeting, unless the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes, or 8,814,685 shares of Common Stock (based on 44,294,904 outstanding shares of Common Stock as of July 31, 2012, per information set forth in the Note Purchase Agreement, dated July 31, 2012, by and between Triangle and NGP Triangle Holdings, LLC (“NGP Triangle”), filed as Exhibit 10.1 to Triangle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2012 (the “Note Purchase Agreement”)). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. The aggregate principal amount of the Convertible Notes will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash.
(2)	Unless and until the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 8,814,685 of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes (or 16.6% of the outstanding Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”)). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, or approximately 25.3% of Triangle’s outstanding shares of Common Stock (calculated pursuant to Rule 13d-3 of the Act, based on 44,294,904 shares of Common Stock outstanding as of July 31, 2012, per information set forth in the Note Purchase Agreement).

13D

CUSIP No. 89600B102	Page 3 of 15 Pages

1	Name of Reporting Person NGP Natural Resources X, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,814,685 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,814,685 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 8,814,685 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14	Type of Reporting Person PN (Limited Partnership)

(1)	Includes 8,814,685 shares of Common Stock issuable upon conversion of the Convertible Notes. The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $8.00 per share. According to the terms of the Convertible Notes, the Convertible Notes are not convertible prior to the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes. Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. Following such annual meeting, unless the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes, or 8,814,685 shares of Common Stock (based on 44,294,904 outstanding shares of Common Stock as of July 31, 2012, per information set forth in the Note Purchase Agreement). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. The aggregate principal amount of the Convertible Notes will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash.

NGP Natural Resources X, L.P. (“NGP X”) owns a controlling interest in NGP Triangle. Accordingly, NGP X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle. NGP X disclaims beneficial ownership of the reported securities of NGP Triangle in excess of its pecuniary interest therein.

(2)	Unless and until the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 8,814,685 of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes (or 16.6% of the outstanding Common Stock calculated pursuant to Rule 13d-3 of the Act). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, or approximately 25.3% of Triangle’s outstanding shares of Common Stock (calculated pursuant to Rule 13d-3 of the Act, based on 44,294,904 shares of Common Stock outstanding as of July 31, 2012, per information set forth in the Note Purchase Agreement).

13D

CUSIP No. 89600B102	Page 4 of 15 Pages

1	Name of Reporting Person G.F.W. Energy X, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,814,685 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,814,685 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 8,814,685 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14	Type of Reporting Person PN (Limited Partnership)

(1)	Includes 8,814,685 shares of Common Stock issuable upon conversion of the Convertible Notes. The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $8.00 per share. According to the terms of the Convertible Notes, the Convertible Notes are not convertible prior to the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes. Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. Following such annual meeting, unless the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes, or 8,814,685 shares of Common Stock (based on 44,294,904 outstanding shares of Common Stock as of July 31, 2012, per information set forth in the Note Purchase Agreement). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. The aggregate principal amount of the Convertible Notes will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash.

G.F.W. Energy X, L.P. (“G.F.W. Energy”) is the general partner of NGP X, which owns a controlling interest in NGP Triangle. Accordingly, G.F.W. Energy may be deemed to share voting and dispositive power over the reported securities of NGP Triangle and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle. G.F.W. Energy disclaims beneficial ownership of the reported securities of NGP Triangle in excess of its pecuniary interest therein.

(2)	Unless and until the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 8,814,685 of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes (or 16.6% of the outstanding Common Stock calculated pursuant to Rule 13d-3 of the Act). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, or approximately 25.3% of Triangle’s outstanding shares of Common Stock (calculated pursuant to Rule 13d-3 of the Act, based on 44,294,904 shares of Common Stock outstanding as of July 31, 2012, per information set forth in the Note Purchase Agreement).

13D

CUSIP No. 89600B102	Page 5 of 15 Pages

1	Name of Reporting Person GFW X, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,814,685 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,814,685 (1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 8,814,685 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Includes 8,814,685 shares of Common Stock issuable upon conversion of the Convertible Notes. The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $8.00 per share. According to the terms of the Convertible Notes, the Convertible Notes are not convertible prior to the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes. Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. Following such annual meeting, unless the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes, or 8,814,685 shares of Common Stock (based on 44,294,904 outstanding shares of Common Stock as of July 31, 2012, per information set forth in the Note Purchase Agreement). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. The aggregate principal amount of the Convertible Notes will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash.

GFW X, L.L.C. (“GFW X”) is the general partner of G.F.W. Energy, the general partner of NGP X, which owns a controlling interest in NGP Triangle. Accordingly, GFW X may be deemed to share voting and dispositive power over the reported securities of NGP Triangle and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle. GFW X disclaims beneficial ownership of the reported securities of NGP Triangle in excess of its pecuniary interest therein.

(2)	Unless and until the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 8,814,685 of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes (or 16.6% of the outstanding Common Stock calculated pursuant to Rule 13d-3 of the Act). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, or approximately 25.3% of Triangle’s outstanding shares of Common Stock (calculated pursuant to Rule 13d-3 of the Act, based on 44,294,904 shares of Common Stock outstanding as of July 31, 2012, per information set forth in the Note Purchase Agreement).

13D

CUSIP No. 89600B102	Page 6 of 15 Pages

1	Name of Reporting Person Kenneth A. Hersh
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,814,685(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,814,685(1)
11	Aggregate Amount Beneficially Owned by each Reporting Person 8,814,685(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14	Type of Reporting Person IN

(1)	Includes 8,814,685 shares of Common Stock issuable upon conversion of the Convertible Notes. The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $8.00 per share. According to the terms of the Convertible Notes, the Convertible Notes are not convertible prior to the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes. Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. Following such annual meeting, unless the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes, or 8,814,685 shares of Common Stock (based on 44,294,904 outstanding shares of Common Stock as of July 31, 2012, per information set forth in the Note Purchase Agreement). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. The aggregate principal amount of the Convertible Notes will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash.

Kenneth A. Hersh is an Authorized Member of GFW X, the general partner of G.F.W. Energy, the general partner of NGP X, which owns a controlling interest in NGP Triangle. Accordingly, Mr. Hersh may be deemed to share voting and dispositive power over the reported securities of NGP Triangle and, therefore, may also be deemed to be a beneficial owner of the reported securities of NGP Triangle. Mr. Hersh disclaims beneficial ownership of the reported securities of NGP Triangle in excess of his pecuniary interest therein.

(2)	Unless and until the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 8,814,685 of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes (or 16.6% of the outstanding Common Stock calculated pursuant to Rule 13d-3 of the Act). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock, or approximately 25.3% of Triangle’s outstanding shares of Common Stock (calculated pursuant to Rule 13d-3 of the Act, based on 44,294,904 shares of Common Stock outstanding as of July 31, 2012, per information set forth in the Note Purchase Agreement).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.00001 (“Common Stock”), of Triangle Petroleum Corporation, a Nevada corporation (“Triangle”). The principal executive offices of Triangle are located at 1200 17th Street, Suite 2600, Denver, Colorado, 80202. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 8,814,685, which constitutes approximately 16.6% of the total number of shares of outstanding Common Stock (calculated pursuant to Rule 13d-3). The beneficial ownership reported in this Schedule 13D is based on 44,294,904 shares of Common Stock outstanding as of July 31, 2012, as disclosed by Triangle in the Note Purchase Agreement (the “Note Purchase Agreement”), dated July 31, 2012, by and between Triangle and NGP Triangle Holdings, LLC, a Delaware limited liability company (“NGP Triangle”), pursuant to which Triangle issued and sold to NGP Triangle $120,000,000 of convertible promissory notes (the “Convertible Notes”). A copy of the Note Purchase Agreement is filed with this Schedule 13D as Exhibit B (which is incorporated herein by reference).

The Convertible Notes are convertible into shares (“Conversion Shares”) of Common Stock at an initial conversion price of $8.00 per share. According to the terms of the Convertible Notes, the Convertible Notes are not convertible prior to the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes. Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. Following such annual meeting, unless the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes, or 8,814,685 shares of Common Stock (16.6% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”)). Assuming the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes would be initially convertible into a total of 15,000,000 shares of Common Stock (25.3% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act), based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. The aggregate principal amount of the Convertible Notes will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash.

Item 2.	Identity and Background.

(a),(f)	This Schedule 13D is filed jointly by each of the following persons:

(i)	NGP Triangle Holdings, LLC, a Delaware limited liability company;

(Page 7 of 15 Pages)

(ii)	NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP X”);

(iii)	G.F.W. Energy X, L.P., a Delaware limited partnership (“G.F.W. Energy”);

(iv)	GFW X, L.L.C., a Delaware limited liability company (“GFW X”); and

(v)	Kenneth A. Hersh, a citizen of the United States of America;

NGP Triangle, NGP X, G.F.W. Energy, GFW X and Kenneth A. Hersh are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 125 E. John Carpenter Freeway, Suite 600, Irving, Texas 75062.

(c)	(i) NGP Triangle’s principal business is to hold the Convertible Notes and shares of Common Stock issuable upon conversion of the Convertible Notes.

(ii) NGP X is a fund managed by NGP Energy Capital Management whose primary business activity is investing in various companies, including Triangle.

(iii) G.F.W. Energy’s principal business is to hold general partner interests in NGP X.

(iv) GFW X’s principal business is to hold general partner interests in G.F.W. Energy.

(v) Kenneth A. Hersh is the Chief Executive Officer of NGP Energy Capital Management and a managing partner of the Natural Gas Partners private equity funds.

(Page 8 of 15 Pages)

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Note Purchase Agreement, Triangle agreed to issue and sell, and NGP Triangle agreed to purchase, the Convertible Notes for an aggregate purchase price of $120,000,000. The source of the purchase price was capital contributions by the limited partners of NGP X and its affiliates.

Item 4.	Purpose of Transaction.

NGP Triangle has purchased the Convertible Notes for investment purposes. The following describes plans or proposals, including those in connection with the purchase, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	(i) The Convertible Notes are convertible into shares Common Stock at an initial conversion price of $8.00 per share in accordance with the terms and conditions of the Convertible Notes. Pursuant to the terms of the Convertible Notes, the Convertible Notes are not convertible into shares of Common Stock prior to the first annual meeting of stockholders of Triangle to occur after the issuance of the Convertible Notes. Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. Following such annual meeting, unless the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes may convert into no more than 19.9% of Triangle’s outstanding shares of Common Stock as of the date of issuance of the Convertible Notes, or 8,814,685 shares of Common Stock (16.6% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). Triangle has agreed to cause its stockholders to consider the approval of the full conversion of the Convertible Notes. If Triangle’s stockholders approve the full conversion of the Convertible Notes, the Convertible Notes would be convertible into a total of 15,000,000 shares of Common Stock (25.3% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act), based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. A copy of the 5% Convertible Note dated July 31, 2012 is filed with this Schedule 13D as Exhibit C (which is incorporated herein by reference).

(Page 9 of 15 Pages)

(ii) The aggregate principal amount of the Convertible Notes will increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate until September 30, 2017, at which time Triangle will have the option to pay any interest payments after such date by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash. If at any time while the Convertible Notes remain outstanding Triangle does not have a sufficient number of authorized, unissued and unreserved shares of Common Stock to cover the full conversion of the Convertible Notes, then the interest rate on the Convertible Notes will increase to 11% until Triangle’s stockholders approve an increase in the number of authorized shares of Common Stock sufficient to cover full conversion of the Convertible Notes. The Convertible Notes include customary events of default, and if any such event of default occurs, Triangle must pay interest on the principal amount and any other amounts then past due from time to time outstanding under each Convertible Note at a default interest rate of 11%. Any interest on the Convertible Notes that is capitalized and added to the aggregate principal amount outstanding will increase the number of shares of Common Stock into which the Convertible Notes are convertible.

(iii) Pursuant to that certain Investment Agreement (the “Investment Agreement”), dated July 31, 2012, by and among Triangle, NGP Triangle and NGP X, NGP Triangle has the right to purchase its pro rata share on an as converted basis of any future equity offerings by Triangle until such time as a “Termination Event” (as defined in the Investment Agreement) occurs. Under the Investment Agreement, a “Termination Event” will be deemed to have occurred if: (1) NGP Triangle ceases to hold at least the lesser of 50% of the shares of Common Stock that would be issuable to NGP Triangle upon conversion of the Convertible Notes at the date of issuance and 10% of the then-outstanding shares of Common Stock or (2) NGP Triangle is in material breach of its standstill obligations or anti-hedging covenant under the Investment Agreement. A copy of the Investment Agreement is filed with this Schedule 13D as Exhibit D (which is incorporated herein by reference).

(b)	None.

(c)	None.

(d)	Pursuant to the Investment Agreement, NGP Triangle is entitled to designate one director for appointment or election to the board of directors of Triangle until the occurrence of a Termination Event (as defined in the Investment Agreement and described above). In accordance with the Investment Agreement, the size of the board of directors of Triangle was expanded by one member, and NGP Triangle designated Roy A. Aneed, a principal of Natural Gas Partners, to fill such vacancy. Mr. Aneed was appointed to Triangle’s board of directors on July 31, 2012.

(e)	Triangle has agreed that, for so long as at least 50% of the Convertible Notes originally issued are outstanding and held by NGP Triangle, Triangle will not, without the prior written consent of NGP Triangle, make any dividend or distribution in respect of equity securities of Triangle.

(Page 10 of 15 Pages)

(f)	None.

(g)	By resolution, dated July 30, 2012, Triangle approved the issuance and sale of the Convertible Notes to NGP Triangle and by so doing rendered Nevada’s anti-takeover statutes inapplicable to NGP Triangle. In addition, pursuant to the Investment Agreement, NGP Triangle and NGP X are subject to certain customary “standstill” provisions that limit the ability of NGP Triangle, NGP X and certain of their affiliates to acquire additional shares of Common Stock, solicit proxies or take certain other actions towards influencing or controlling Triangle.

(h)	None.

(i)	None.

(j)	The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Convertible Notes or the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of Triangle, anticipated future developments concerning Triangle, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons and the terms and conditions of the Note Purchase Agreement, the Investment Agreement and the Convertible Notes (collectively, the “Transaction Agreements”). Subject to the terms and conditions of the Transaction Agreements, the Reporting Persons reserve the right to acquire additional securities of Triangle in the open market, in privately negotiated transactions (which may be with Triangle or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of Triangle or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The following disclosure assumes there are a total of 44,294,904 shares of Common Stock outstanding as of July 31, 2012, which figure is based on information set forth in the Note Purchase Agreement.

(Page 11 of 15 Pages)

(i) NGP Triangle is the sole record owner of Convertible Notes, which following the first annual meeting of stockholders to occur after issuance of the Convertible Notes will entitle NGP Triangle to receive up to 8,814,685 shares of Common Stock, representing, on an as converted basis, beneficial ownership of 8,814,685 shares of Common Stock (16.6% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act). Because the reporting persons do not know the date of the first annual meeting of Triangle’s stockholders to occur after the issuance of the Convertible Notes, the reporting persons have assumed for purposes of this Schedule 13D that such annual meeting will occur within 60 days of the date of this Schedule 13D. If the stockholders of Triangle approve the full conversion of the Convertible Notes, the Convertible Notes will entitle NGP Triangle to receive up to 15,000,000 shares of Common Stock, representing, on an as converted basis, beneficial ownership of 15,000,000 shares of Common Stock (25.3% of Triangle’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3 of the Act), based on the aggregate principal amount of the Convertible Notes outstanding as of the issue date, July 31, 2012. NGP Triangle has shared voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

(ii) NGP X does not directly own any shares of Common Stock. By virtue of being the controlling member of NGP Triangle, NGP X may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle.

(iii) G.F.W. Energy does not directly own any shares of Common Stock. By virtue of being the general partner of NGP X, G.F.W. Energy may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle.

(iv) GFW X does not directly own any shares of Common Stock. By virtue of being the general partner of G.F.W. Energy, GFW X may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle.

(v) Kenneth A. Hersh does not directly own any shares of Common Stock. By virtue of being an Authorized Member of GFW X, Kenneth A. Hersh may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by NGP Triangle.

(b)	Other than as described in Item 3, none.

(c)	None.

(d)	Not applicable.

(Page 12 of 15 Pages)

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 1, 3, 4 and 5 is hereby incorporated herein by reference.

Convertible Notes

Redemption of Convertible Notes. Following July 31, 2017, if the price of the Common Stock exceeds $11.00 per share and certain trading volume requirements are met, Triangle can elect to redeem all (but not less than all) of the Convertible Notes at a price equal to the outstanding principal amount plus accrued and unpaid interest, payable, at Triangle’s option, in cash or Common Stock. Following July 31, 2020, Triangle can elect to redeem all (but not less than all) of the Convertible Notes at a price equal to the principal plus accrued and unpaid interest, payable in cash. Further, following the earlier to occur of July 31, 2022 and a “Fundamental Change” (as defined in the Convertible Note, generally a change of control of Triangle), the holders of the Convertible Notes will have the right to require Triangle to redeem the Convertible Notes at a price equal to the principal amount plus accrued and unpaid interest, with an additional make-whole payment for scheduled interest payments remaining if such right is exercised prior to July 31, 2017.

NGP Triangle Consent Rights. So long as not less than 50% of the initial aggregate principal amount of the Convertible Notes are outstanding and held by NGP Triangle, Triangle has agreed either (i) to obtain the prior written consent of Triangle before submitting any resolution or matter to a vote of the holders of Common Stock for approval or (ii) to require (in addition to any approval requirements otherwise mandated by applicable law, Triangle’s governing documents or the national securities exchange on which the Common Stock is then listed for trading) the affirmative vote of the voting power of such holders of Common Stock as would be required to authorize and approve such resolution or matter if all then-outstanding Convertible Notes held by NGP Triangle had been converted into Conversion Shares immediately prior to the record date for such meeting of stockholders and NGP Triangle had voted all of such Conversion Shares against such resolution or matter. The foregoing will not apply to stockholder-initiated proposals required to be submitted to the stockholders of Triangle by federal law or pursuant to the bylaws of Triangle or to proposals regarding the election or removal of directors of Triangle, the ratification of the appointment of an independent auditors, matters required to comply with terms of the Convertible Notes or advisory votes required to be submitted to the stockholders of Triangle by federal law.

Transfer Restrictions. The Convertible Notes contain transfer restrictions prohibiting NGP Triangle from transferring the Convertible Notes to any transferee other than an affiliate of NGP Triangle without the prior written consent of Triangle (which consent shall not be unreasonably withheld following July 31, 2017).

(Page 13 of 15 Pages)

Vote Regarding Increase in Number of Authorized Shares of Common Stock. If at any time while the Convertible Notes remain outstanding Triangle does not have a sufficient number of authorized, unissued and unreserved shares of Common Stock to cover the full conversion of the Convertible Notes, then the interest rate on the Convertible Notes will increase to 11% until Triangle’s stockholders approve an increase in the number of authorized shares of Common Stock sufficient to cover full conversion of the Convertible Notes. NGP Triangle has agreed to grant and cause certain of its affiliates to grant their respective written consent or vote any shares of Common Stock owned by them, as applicable, in favor of any such increase in the number of shares of authorized Common Stock.

Investment Agreement

NGP Triangle Consent Rights. The Investment Agreement provides that, for so long as at least 50% of the Convertible Notes originally issued are outstanding and held by NGP Triangle, Triangle shall not, without the prior written consent of NGP Triangle:

•	enter into, or permit its subsidiaries to enter into, affiliate transactions, subject to certain exceptions;

•	effect any amendment, modification or restatement of Triangle’s articles of incorporation or bylaws in any manner that could reasonably be expected to be materially adverse to NGP Triangle;

•	make any dividend or distribution in respect of, or redeem or repurchase any, equity securities of Triangle;

•	issue any equity securities that are senior to the Common Stock or any debt securities that are convertible into equity securities that are senior to the Common Stock with respect to priority of dividends or distributions or upon liquidation or have voting rights that are senior to, or superior to, the Common Stock; and

•	incur, or permit any of its subsidiaries to incur, any indebtedness (other than pursuant to Triangle’s senior credit facility or the terms of the Convertible Notes), unless (i) the Consolidated Leverage Ratio (as defined in the Investment Agreement) does not exceed 5.0 to 1.0 and (ii) no event of default (as defined by the terms of the Convertible Notes) would result as a consequence of the incurrence of such indebtedness.

Standstill Obligations. Pursuant to the Investment Agreement, NGP Triangle and NGP X are subject to certain customary “standstill” provisions that limit the ability of NGP Triangle, NGP X and certain of their affiliates to acquire additional shares of Common Stock, solicit proxies or take certain other actions towards influencing or controlling Triangle. The standstill provisions of the Investment Agreement survive until the later to occur of (1) July 31, 2015 and (2) such time as NGP Triangle ceases to own at least 10% of Triangle’s outstanding Common Stock (assuming full conversion of all outstanding Convertible Notes).

(Page 14 of 15 Pages)

Hedging Transactions. Pursuant to the Investment Agreement, NGP Triangle covenants that, for so long as NGP Triangle owns any Convertible Notes or Conversion Shares, NGP Triangle shall not enter into any hedging transactions.

Registration Rights Agreement

In connection with the issuance and sale of the Convertible Notes, Triangle and NGP Triangle entered into a registration rights agreement, dated July 31, 2012 (the “Registration Rights Agreement”), which is filed with this Schedule 13D as Exhibit E (which is incorporated herein by reference). Pursuant to the Registration Rights Agreement, NGP Triangle is entitled to certain demand registration rights and unlimited piggyback registration rights under the Securities Act of 1933, as amended, for the shares of Common Stock into which the Convertible Notes are convertible.

Item 7.	Material to be filed as Exhibits.

Exhibit A —	Joint Filing Agreement.*

Exhibit B —	Note Purchase Agreement, dated July 31, 2012, by and between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 10.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit C —	5% Convertible Promissory Note, dated July 31, 2012 (incorporated by reference to Exhibit 4.1 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit D —	Investment Agreement, dated July 31, 2012, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 4.2 to Triangle’s current report on Form 8-K filed on August 1, 2012).

Exhibit E —	Registration Rights Agreement, dated July 31, 2012, between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 4.3 to Triangle’s current report on Form 8-K filed on August 1, 2012).

*	Filed Herewith

(Page 15 of 15 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 10, 2012

NGP TRIANGLE HOLDINGS, LLC

By:	NGP Natural Resources X, L.P., its general partner

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

	By:	/S/ KENNETH A. HERSH
Name: Kenneth A. Hersh
Title: Authorized Member

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

	By:	/S/ KENNETH A. HERSH
Name: Kenneth A. Hersh
Title: Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

	By:	/S/ KENNETH A. HERSH
Name: Kenneth A. Hersh
Title: Authorized Member

GFW ENERGY, L.L.C.

By:	/S/ KENNETH A. HERSH
Name: Kenneth A. Hersh
Title: Authorized Member

KENNETH A. HERSH

/S/ KENNETH A. HERSH

S-1

SCHEDULE A

The following individuals are the Authorized Members of GFW X, L.L.C., the general partner of G.F.W. Energy X, L.P., the general partner of NGP Natural Resources X, L.P., the controlling member of NGP Triangle Holdings, LLC: Kenneth A. Hersh, William J. Quinn, David R. Albin, Richard L. Covington and Tony R. Weber. Such individuals expressly disclaim beneficial ownership of the Common Stock. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is 125 E. John Carpenter Freeway, Suite 600, Irving, TX 75062.